UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a)

OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33983

SIMS METAL MANAGEMENT LIMITED

(Exact name of registrant as specified in its charter)

16 West 22nd Street 10th Floor New York, New York 10010 (212) 604-0710

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares* American Depositary Shares, each representing one Ordinary Share

(Title of each class of securities covered by this Form)

*	Not for trading, but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒
(for equity securities)

Rule 12h-6(c)	☐
(for debt securities)

Rule 12h-6(d)	☐
(for successor registrants)

Rule 12h-6(i)	☐
(for prior Form 15 filers)

PART 1

Item 1.	Exchange Act Reporting History

Sims Metal Management Limited (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on February 12, 2008. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

American Depositary Shares (“ADSs”) representing the Company’s ordinary shares were last sold by the Company in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) on March 17, 2008. References to the Company’s ordinary shares in this Form include, where applicable, ordinary shares that are represented by ADSs. Other than the foregoing and offerings excluded pursuant to the Instructions to Item 2 of Form 15F, the Company has not sold any debt or equity securities in the United States in a registered offering under the Securities Act.

Item 3.	Foreign Listing and Primary Trading Market

The Company’s ordinary shares are listed for trading on the Australian Securities Exchange (the “ASX”), which constitutes the primary trading market for the Company’s ordinary shares. The date of the initial listing of the Company’s ordinary shares on the ASX was October 21, 2005. The percentage of trading in the Company’s ordinary shares that occurred in Australia during the 12-month period ended September 30, 2014 was 97.79%.

Item 4.	Comparative Trading Data

The first and last days of the 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act were October 1, 2013 and September 30, 2014 (the “Applicable Period”). During the Applicable Period, the average daily trading volume of the Company’s ordinary shares was 2.21% in the United States and 97.79% on a worldwide basis. During the Applicable Period, the average daily trading volume of the Company’s ADSs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the Company’s collective ordinary shares on a worldwide basis was 2.21%.

The Company filed a Form 25 to voluntarily delist its ADSs and underlying ordinary shares from trading on the New York Stock Exchange on September 30, 2013 and that delisting became effective on October 11, 2013. As of October 11, 2013, the average daily trading volume of the Company’s ADSs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the Company’s ordinary shares on a worldwide basis for the preceding 12-month period was 5.91%.

The Company has not terminated its depositary agreement with respect to its outstanding ADSs.

The Company used Bloomberg as the source for determining whether the Company meets the requirements of Rule 12h-6.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

The Company issued a press release on October 14, 2014 disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act. The Company’s press release was distributed in the United States via NASDAQ OMX GlobalNewswire and was filed under cover of a Form 6-K filed by the Company with the Commission on October 14, 2014.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The address of the internet website on which the Company will publish information required pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act is www.simsmm.com.

PART III

Item 10.	Exhibits

Not applicable.

Item 11.	Understandings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Sims Metal Management Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Sims Metal Management Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SIMS METAL MANAGEMENT LIMITED

/s/ Frank M. Moratti
Frank M. Moratti
Company Secretary
October 14, 2014